[LETTERHEAD OF LINN ENERGY]

                                                                                                                                                December 11, 2007

By Facsimile:  (202) 772-9368

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549

Attention:  John Madison

Re:	ACCELERATION REQUEST
Linn Energy, LLC (the “Registrant”) (File No. 333-146120)
Registration Statement on Form S-3 originally filed September 17, 2007, as amended on October 30, 2007 and November 20, 2007

Dear Mr. Madison:

In accordance with Rule 461 of the general rules and regulations under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective date for the registration statement referred to above be accelerated to 10:00 a.m., Eastern Time, on Thursday, December 13, 2007, or as soon thereafter as practicable.

The Registrant hereby acknowledges that the disclosure in the filing is the responsibility of the Registrant and its management.  The Registrant further acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request for acceleration, please contact Jeffery K. Malonson ((713) 758-3824) of Vinson & Elkins L.L.P., the Registrant’s outside counsel.  Thank you for your prompt attention to this matter.

Very truly yours,

LINN ENERGY, LLC

		By:	/s/ Charlene A. Ripley
			Name:	Charlene A. Ripley
			Title:	Senior Vice President, General Counsel and Corporate Secretary

cc:	Jeffery K. Malonson
Vinson & Elkins L.L.P.